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                                                                      Exhibit 2


                           Earl M. Cohen, C.P.A., P.A.
                           Certified Public Accountant
                      2505 N.W. Boca Raton Blvd., Suite 202
                            Boca Raton, Florida 33431
                     Tel: (561) 347-1608 Fax: (561) 417-9984





December 11, 2000

Ms. Vicki Lavache
Banner Holding Corp.
120 N. U.S. Highway One, #100
Tequesta, FL  33469

Dear Vicki:

This letter is to confirm our understanding of the terms and objectives of my reviews of Form 10-QSB for the years ending April 30, 2000 and 2001.

I will review the condensed balance sheets of Banner Holding Corp. as of October 31, 2000 and January 31, July 31 and October 31, 2001 and January 31, 2002, and the related condensed statements of operations and cash flows for the quarterly and year-to-date periods then ended, which are to be included in the quarterly reports on Form 10-QSB to be filed by Banner Holding Corp. under the Security Exchange Act of 1934.

I will conduct my reviews in accordance with the professional statements set forth in Statement on Auditing Standards No. 71 issued by the American Institute of Certified Public Accountants. My procedures will be substantially less in scope than an audit of financial statements performed in accordance with generally accepted auditing standards, and accordingly, I will not express an opinion on the Company's quarterly financial information. My review will consist primarily of inquireis of company personnel and analytical procedures applied to financial data, and I will require a representation letter from management. It should be understood that the management of Banner Holding Corp. is responsible for the representations contained in the Company's quarterly financial information. A review does not contemplate tests of controls or accounting records, tests of responses to inquiries by obtaining corroborating evidential matter, and certain other procedures ordinarily performed during an audit. Thus, a review does not provide assurance that I will become aware of all significant matters that would be disclosed in an audit.

My review cannot be relied upon to disclose errors, fraud, or illegal acts that may exist. However, to the extent that they come to my attention, I will inform management about any material errors and any instances of fraud or illegal acts. Further, to the extent that they come to my attention, I will inform the Audit Committee or the Board of Directors about fraud and illegal acts that involve senior


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Ms. Vicki Lavache
Banner Holding Corp.
December 11, 2000
Page Two




management, fraud that in my judgement causes a material misstatement of the interim financial information, and illegal acts, unless clearly inconsequential, that have not otherwise been communicated to the Audit Committee or the Board of Directors.

If I become aware of matters during my review that cause me to believe that the interim financial information, filed or to be filed with the Securities and Exchange Commission, is probably materially misstated as a result of a departure from generally accepted accounting principles, I will discuss the matter with management and, if appropriate, communicate such matters to the Audit Committee or the Board of Directors.

As agreed, I will not issue a written report upon completion of each review. However, I will inform you if I am awre of any material modifications that should be made to the quarterly financial information for it to be in conformity with generally accepted accounting principles. Should conditions not now foreseen preclude me from completing a review, I will advise you and the Audit Committee or the Board of Directors promptly.

The fee for each quarterly review is based upon an hourly rate of $100. Based upon a preliminary review of the interim financial statements for the quarter ended July 31, 2000, I estimate the fee for each quarterly review to range between $300 and $500. This estimate is also based on the assumption that unexpected circumstances will not be encountered during the review. If it subsequently appears that circumstances require an increase in this estimate, I will inform you as soon as possible.

I appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of my engagement. If you have any questions, please do not hesitate to call me. If you agree with the terms of my engagement as described in this letter, please sign the enclosed copy and return it to me.

Sincerely,

/s/ Earl Cohen

Earl M. Cohen, C.P.A.

Approved:

By: /s/ John O'Keefe
Title:  President
Date:  12/12/2000





                                     MEMBER
               American Institute of Certified Public Accountants
                     Florida Institute of Public Accountants